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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number: 33 - 69326

(Check One)

[_] Form 10-K and Form 10-KSB  [_]  Form 11-K

[_] Form 20-F      [X] Form 10-Q and Form 10-QSB     [_] Form N-SAR

                         For period ended March 31, 2003

[_] Transition Report on Form 10-K and Form 10-KSB
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q and Form 10-QSB
[_] Transition Report on Form N-SAR

                 For the transition period ended ______________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

                                     Part I
                            Registration Information

Full name of registrant:            CNB Holdings, Inc.
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Former Name if applicable:
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Address of principal executive
   office (Street and number):      900 Memorial Drive
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City, state and zip code:           Pulaski, VA  24301
                                    -----------------------------------

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                                     Part II
                             Rule 12-b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has signed a merger agreement with MountainBank Financial Corporation and expected the merger to close prior to May 15, 2003, eliminating the registrant's requirements to file a 10-QSB for the quarter ended March 31, 2003. On May 14, 2003, MountainBank Financial entered into a definitive agreement with another financial institution, thus delaying the merger and causing the registrant to file a 10-QSB for the quarter ended March 31, 2003. The registrant will file its 10-QSB for the quarter ended March 31, 2003 as soon as it is able to do so.

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

         Phillip M. Baker                           (540) 994-0831
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            (Name)                            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(b) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X] Yes        [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?

                                                    [_] Yes        [X]  No

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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               CNB Holdings, Inc.

                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      May 15, 2003                   By:      /S/  Phillip M. Baker
           -------------------------               -----------------------------
                                                   Phillip M. Baker
                                                   Chief Financial Officer